Exhibit 15

British American Tobacco p.l.c.

24 August 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the “Company”) announces that in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each (“Shares”) from Goldman Sachs International during the period from 17 August 2026 to 21 August 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	17 August 2026	18 August 2026	19 August 2026	20 August 2026	21 August 2026
Number of ordinary shares of 25 pence each purchased:	155,000	155,000	155,000	160,162	155,000
Highest price paid per share (pence):	4,211.00p	4,192.00p	4,155.00p	4,153.00p	4,176.00p
Lowest price paid per share (pence):	4,131.00p	4,120.00p	4,084.00p	4,090.00p	4,123.00p
Volume weighted average price paid per share (pence):	4,163.66p	4,162.38p	4,110.66p	4,121.81p	4,149.61p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,160,333,555 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,654,339 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Goldman Sachs International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/9191R_1-2026-8-24.pdf
http://www.rns-pdf.londonstockexchange.com/rns/9191R_2-2026-8-24.pdf
http://www.rns-pdf.londonstockexchange.com/rns/9191R_3-2026-8-24.pdf
http://www.rns-pdf.londonstockexchange.com/rns/9191R_4-2026-8-24.pdf
http://www.rns-pdf.londonstockexchange.com/rns/9191R_5-2026-8-24.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	17/08/2026	155,000	4,163.66p	LSE
British American Tobacco p.l.c.	GB0002875804	17/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	17/08/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	18/08/2026	155,000	4,162.38p	LSE
British American Tobacco p.l.c.	GB0002875804	18/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	18/08/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	19/08/2026	155,000	4,110.66p	LSE
British American Tobacco p.l.c.	GB0002875804	19/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	19/08/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	20/08/2026	160,162	4,121.81p	LSE
British American Tobacco p.l.c.	GB0002875804	20/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	20/08/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	21/08/2026	155,000	4,149.61p	LSE
British American Tobacco p.l.c.	GB0002875804	21/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	21/08/2026	0	0.00p	BATE